[Dominion Direct logo]

Prospectus

Dominion Direct®

7,480,000 Shares
of Common Stock
(Without Par Value)

March 10, 2003 Dominion Resources, Inc.

Investing in Dominion Common Stock involves risks. For a description of these risks, see Risk Factors on page 3.

[Dominion Direct logo]

Dated March 10, 2003
Dominion Resources, Inc.

Dominion Direct

A Direct Stock
Purchase Plan for
Dominion
Common Stock

7,480,000 Shares of Common Stock
(Without Par Value)

- Purchase stock directly through the Company.

- Increase your ownership by reinvesting dividends and making optional monthly investments.

- Transfer shares at no charge.

- Own shares without holding certificates.

- Sell shares with minimal fees.

Note: The common stock offered in this prospectus has not been approved or disapproved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC (including our Annual Report on Form 10-K for the year ended December 31, 2002 that we expect to file by March 31, 2003) will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of these securities.

  Annual Report on Form 10-K for the year ended December 31, 2001;
  Current Reports on Form 8-K/A and Form 8-K filed January 11, 2002, January 29, 2002, March 15, 2002,
  March 18, 2002, June 25, 2002, September 11, 2002, September 17, 2002, October 15, 2002 and October 16, 2002, December 13, 2002, January 23, 2003, February 11, 2003 and March 4, 2003;
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002; and
  The description of the Company's common stock contained in Form 8-B (Item 4) dated April 29, 1983.

You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:

Corporate Secretary
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
1-804-819-2000
Shareholder_Services@dom.com

You should rely only on the information contained in this document or to which this document refers you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information which appears in this document and which is incorporated by reference in this document may only be accurate as of the date of this document or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

Risk Factors

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. We have identified a number of these factors in our annual and quarterly reports filed with the SEC, including our most recent quarterly report on Form 10-Q for the quarter ended September 30, 2002. You can find these factors under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations --Risk Factors and Cautionary Statements That May Affect Future Results." This section is specifically incorporated by reference into this prospectus. See "Where You Can Find More Information" above. Before you invest in Dominion, we encourage you to review our latest reports. Keep in mind that these reports may contain forward-looking statements that are subject to various risks and uncertainties that could cause actual results to differ materially from management's projections, forecasts and estimates.

About Dominion

Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of December 31, 2002, we had approximately $37.9 billion in assets.

We currently operate our business under three segments: Dominion Energy, Dominion Delivery and Dominion Exploration & Production. Dominion Energy manages our 24,000 megawatt portfolio of electric power generation assets, our 7,900 miles of gas transmission pipeline, our 6,000 miles of electric transmission lines and a 960-billion cubic foot natural gas storage network. Dominion Delivery manages our local electric and gas distribution systems serving 3.8 million customers, our customer service operations and our interest in Dominion Telecom with its 17,200 route-mile fiber optic network. Dominion Exploration & Production manages our onshore and offshore oil and gas exploration activities including our 6.1 trillion cubic feet of proved natural gas equivalent reserves and 450 billion cubic feet of annual production.

Our principal legal subsidiaries include Virginia Electric and Power Company, Consolidated Natural Gas Company and Dominion Energy, Inc.

Investing in Dominion

You should recognize that neither Dominion nor the Administrator can assure a profit or protect against a loss on Dominion common stock purchased under Dominion Direct. See "Risk Factors" above.

Any investor who wishes to make an initial purchase of Dominion stock can do so by completing an Enrollment Form and sending a check or money order to the Administrator. Both existing shareholders and new investors also have the option of purchasing shares via the Internet by completing and submitting the necessary authorization forms on-line.

Investments

  New participants must make an initial investment of at least $350; or you may elect to make monthly installments of $40 or more a month for 12 consecutive months, by either mail or automatic bank withdrawal.
  Current participants or certificate holders may make periodic investments of $40 or more at any time.
  The Administrator reserves the right to return any investment over $100,000 per quarter.
  Dividends on all or some of your shares can be reinvested in Dominion Common Stock. You will receive a confirmation statement for each transaction. Each statement, except the Year-to-Date Summary, includes a form that you may use to make additional investments, sell shares or request certificates. If you already own Dominion shares and have certificates, you can deposit them in Dominion Direct for safekeeping.
  Dominion may charge a minimal fee, not to exceed $5 per cash investment, when you purchase shares. If Dominion is funding the plan with open market purchases rather than newly issued shares, then it will pay any commissions for these purchases. The commissions paid by Dominion will be taxable income to you and reported as dividends on your 1099-DIV form.

Please read this prospectus carefully. If you are a Dominion shareholder now -- or if you decide to become a shareholder -- please keep this prospectus with your permanent investment records since it contains important information about Dominion Direct.

Dominion Shareholder Services is the Administrator of Dominion Direct. The mailing address, e-mail address and phone numbers are:

Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia 23261-6532
Shareholder_Services@dom.com
1-800-552-4034
1-804-775-2500

Who Can Join

  Current shareholders of Dominion.
  New investors residing in the U.S. who would like to become shareholders.
  Foreign citizens as long as their participation would not violate any laws in their home countries.

How to Enroll

  If you hold shares of Dominion in certificate form, fill out the Enrollment Form and return it to the Administrator along with your investment of $40 or more.
  If you own shares of Dominion but they are held in the name of a bank or broker (that is, in "street name"), complete and send to the Administrator the Enrollment Form along with a check for $350 or more, or commit to $40 or more a month for 12 consecutive months. (Please note, if you purchase additional shares directly from Dominion you will receive a statement from Dominion for those shares and a separate statement from your bank or broker for the shares you hold in "street name.")
  If your shares are held in "street name" you also have the option to participate in Dominion Direct by instructing your broker to register the shares in your name or by making arrangements with the broker to participate on your behalf.

  If you do not own Dominion stock, or if you are already a participant and wish to establish a separate account (for example, a joint account with your spouse, or a custodian account for a minor), fill out the Enrollment Form and return it to the Administrator. Enclose a check or money order, in U.S. dollars, for a minimum investment of $350 or commit to make installment payments of $40 or more for 12 consecutive months.
  New participants may also enroll on line by authorizing an automatic debit of their bank account of at least $350 or a monthly debit of $40 or more a month for 12 consecutive months.

Investment Requirements

  All investments must be made in U.S. dollars.
  Investments over $100,000 per quarter may be returned at the discretion of the Administrator.
  New participants must make an initial investment of at least $350 or commit to make monthly installments of $40 or more a month for 12 consecutive months.
  Additional investments must be at least $40 and in the form of a check or money order made payable to Dominion Resources, Inc. You may also authorize one-time or monthly debits from your bank account in order to make additional investments. (Debit authorizations may be obtained by mail, downloaded from the Internet or completed and submitted on-line when you access your account via the Internet.)
  Investments cannot be made over the phone.

Note: If your share balance fails to meet the minimum five share requirement after 12 months of participation, your account may automatically be terminated at the discretion of the Administrator.

Note: If you terminate your account and have authorized automatic debits from your bank account, please notify us in writing to remove the debit as the timing of your request may prevent it from being removed automatically. You may also terminate automatic debits on-line if you have signed up for access to your account via the Internet.

How Shares Are Purchased

  At Dominion's discretion, shares purchased through Dominion Direct will be either newly issued or purchased in the open market. You may incur a minimal charge, not to exceed $5 per cash investment, when you purchase shares. If Dominion is funding the plan with open market purchases rather than newly issued shares, then it will pay any commissions for these purchases. The commissions paid by Dominion will be taxable income to you and reported as dividends on your 1099-DIV form.
  Open market purchases are made by an independent agent selected by the Administrator.
  Shares will generally be purchased on the 5th and 20th of each month or the next business day. Checks must be received two business days prior to a purchase.

Note: Shareholders who send checks or cash drafts that are returned for insufficient funds will be charged an administrative fee of $25. Any shares purchased with returned checks or drafts are subject to forfeiture unless the Administrator promptly receives funds to cover both the service fee and the returned check or draft. The Administrator also reserves the right to exercise offset rights on any cash or shares in your account and on any dividends paid to your account to cover any unpaid administrative fees or losses resulting from returned checks or drafts, including losses on shares purchased with such checks or drafts.
  Reinvested dividends will be used to purchase shares beginning on the 20th of the month or the next business day on which a dividend is paid.

You will not earn interest on any cash investments. You can get a refund on any cash investment up to 48 hours prior to the purchase of any shares by writing to the Administrator.

How Shares Are Priced

The price of shares purchased through Dominion Direct will be either:

  For newly issued shares -- the average of the high and low sales prices as reported on the New York Stock Exchange Composite Tape and reported on The Wall Street Journal's web site at www.wsj.com, or
  For open market purchases -- the average cost of all shares purchased on a particular day or the average cost of all shares purchased over the course of several days if the purchase cannot be completed in one day.

Note: Due to regulatory requirements, Dominion Direct may be required to make open market purchases over two or more consecutive business days.

You cannot instruct the Administrator to purchase shares at a specific time or at a specific price under Dominion Direct.

Dividends

Dividends, if declared, are generally paid on the 20th of March, June, September and December.

By completing a dividend authorization you may select one of the following options:

  Full dividend reinvestment
  Partial dividend reinvestment
  Cash dividends

You can receive a check or have your dividends directly deposited to your bank account by completing a direct deposit authorization form.

Sales

Sale requests must be made in writing. You can sell some or all of the shares you have accumulated in Dominion Direct or shares you currently hold in certificate form by completing and mailing the withdrawal form that is attached to your statement, along with any certificates. Sign the withdrawal form exactly as the name(s) appear on your account. Shares are generally sold at least once a week at the then current market price. Sale dates can vary or be suspended for up to two weeks for administrative purposes.

Proceeds you receive will be less a fee that is expected to be no more than 15 cents per share and covers brokers fees and a portion of our administrative costs of this plan. Proceeds are disbursed in check form and mailed via the U.S. Postal Service. Requests for express delivery will be made at the expense of the participant. All requests for special delivery of proceeds to an address other than the address of record will incur a fee of $25 in addition to any fees incurred for express delivery.

When you make a sale request you must specify the number of shares you want sold not the dollar amount you would like to receive. Your written request must be received by the Administrator by the close of business on the business day before a sale date. You may call the Administrator at 1-800-552-4034 for exact sale dates. You may fax your request to sell shares to the Administrator at 1-804-771-6768. Please follow-up by calling the Administrator at the above 800 number to confirm receipt of your fax.

The Administrator cannot accept instructions to sell on a specific day or at a specific price. If you prefer to have more control over the timing and sales prices, you can request a certificate for your shares and sell them through a broker of your choosing.

Note: When selling shares, a five (5) share minimum must be maintained in order to keep your account open. The Administrator reserves the right to sell, without notification,

any and all shares that fall below this five (5) share minimum requirement.

Statements

The Administrator will send you a confirmation statement for each transaction. With the exception of the Year-to-Date Summary, each statement includes a form that you may use to make additional investments, sell shares, or issue certificates. Confirmation statements are mailed twice per month, generally around the 7th and 22nd. A Year-to-Date Summary that details the entire year's transactions is mailed at the end of each year.

Stock Certificates

To get a stock certificate for any of the shares held in your plan account, send written instructions to the Administrator. All certificates will be issued in the account holder's name. Certificates are mailed via the U. S. Postal Service. Requests for express delivery will be made at the expense of the participant. All requests for special delivery to an address other than the address of record will incur a fee of $25 in addition to any fees incurred for express delivery.

Note: Five shares must remain in your account to keep it open. Otherwise, the Administrator reserves the right to sell, without notification, any and all shares that fall below this five (5) share minimum.

Share Safekeeping

Your stock certificates are valuable and expensive to replace if lost or stolen. Dominion Direct offers you the convenience of depositing your certificates for safekeeping. To deposit your stock certificates into your Dominion Direct account, send them to the Administrator with a completed and signed letter of transmittal that can be obtained by calling the Administrator. Do not endorse the certificate(s). When mailing certificates, we recommend that you use Registered Mail, insured for 2% of the market value of the certificates.

Share Transfers

To transfer some or all of your shares to another name, call the Administrator to request "Transfer Instructions." Signatures must be Medallion Guaranteed by a financial institution such as a bank, savings and loan, credit union or brokerage firm that is a member of the Securities Transfer Agents Medallion Program (STAMP). Once your completed transfer instructions are received, your request will be processed promptly by the Administrator. This service is free.

Note: A new Dominion Direct account can only be opened with a transfer of five shares or more.

Changes to Your Account

To make changes to your account, send the Administrator written instructions signed exactly as the name(s) appear on your account. Please be sure to include your social security number, account number and daytime phone number on all correspondence.

Closing Accounts

To close your Dominion Direct account, give written notice to the Administrator or complete and return the withdrawal form attached to your confirmation statement. If you terminate your account, future dividends on shares you hold will be paid in cash.

Tax Consequences

All dividends paid to you -- whether or not they are reinvested -- are considered taxable income including any brokerage fees we paid for open market purchases. These fees are not expected to be more than seven cents per share. The total amount will be reported to you, and to the Internal Revenue Service, shortly after the end of each year.

Any sale of shares made through the Administrator will also be reported to the IRS as required by law. Any profit or loss you incur should be reflected when you file your income tax returns.

Dividends on Dominion Direct shares held for non-resident aliens or non-U.S. entities are generally subject to withholding taxes. Any dividend reinvestment will be made net of any withholding taxes.

Cost Basis

Dominion does not calculate your cost basis. We urge you to consult your own tax advisor for assistance with the calculation. Special tax issues may apply to some participants.

Be sure to keep your statements for income tax purposes. You may obtain copies of statements for the previous five years for a fee of $5 per year. You should submit a written request along with your check payable to Dominion Resources Services, Inc. Generic historical pricing is available on the Internet.

You may obtain duplicate copies of Form 1099 DIV or Form 1099 B for years other than the current year for a fee of $5 per year. You should submit a written request along with your check payable to Dominion Resources Services, Inc.

Voting

Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to preemptive or cumulative voting rights.

For any shareholder meeting you will receive a proxy that will cover all the Dominion shares you hold, both in Dominion Direct and in the form of stock certificates. The proxy allows you to indicate how you want your shares to be voted. We will vote your shares as you indicate. If you do not vote your Dominion Direct shares, the Administrator will vote your shares according to the recommendation of Dominion's Board.

Stock Splits and Other Distributions

If Dominion declares a stock split or stock dividend, we will credit your account with the appropriate number of shares on the payment date.

If Dominion decides to distribute shares in book-entry form (rather than certificates), these shares will be added to your Dominion Direct account. The Administrator will serve as custodian of your shares. You will be entitled to all the rights and privileges outlined in this prospectus.

In the event of a stock subscription or other offering of rights to shareholders, your rights will be based on your total registered holdings (the shares held in Dominion Direct plus any certificate shares held by you).

Changes to Dominion Direct

We may add to, modify or terminate Dominion Direct and its administrative procedures at any time. We will send you written notice of any significant changes.

Responsibilities of Dominion and the Administrator

Dominion Shareholder Services will administer Dominion Direct. The Administrator will respond to inquiries from participants, maintain records, send statements of accounts, and perform other duties related to Dominion Direct. In addition, the Administrator will administer the nominee account of Dominion shares held for the benefit of Dominion Direct participants and will appoint an independent agent who will be responsible for purchasing and selling Dominion shares in the open market.

Dominion believes its serving as Administrator to Dominion Direct rather than a registered broker-dealer or federally insured bank poses no material risk to any participating investor.

You should recognize that neither Dominion nor the Administrator can assure a profit or protect against a loss on Dominion common stock purchased under Dominion Direct. The continuation of Dominion Direct by Dominion does not constitute an assurance with respect to either the value of Dominion common stock or whether Dominion will continue to pay dividends on its common stock or at what rate.

In acting under the terms and conditions of Dominion Direct as described in this prospectus, neither Dominion nor any of its agents or subsidiaries shall be liable with respect to the price at which Dominion common stock is purchased for your account or with respect to any fluctuation in the market value before or after the purchase of Dominion common stock.

Governing Law

The laws of the Commonwealth of Virginia govern the terms and conditions of Dominion Direct.

Use of Proceeds

The proceeds from the sale by Dominion of newly issued common shares offered by Dominion Direct will be added to the general corporate funds of Dominion and will be used to meet its working capital requirements and the working capital requirements of its subsidiaries.

Experts

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from Dominion's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion and include an explanatory paragraph as to the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, discussed in Note 15 of the consolidated financial statements, and a change in the method of accounting used to develop the market-related value of pension plan assets in 2000, discussed in Note 3 to the consolidated financial statements), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Legal Matters

Mr. James F. Stutts, Esq., Vice President and General Counsel of Dominion, has passed upon the legality of the securities being offered pursuant to Dominion Direct.

Limitations of Liability and Indemnification Under the Securities Act

Neither Dominion nor the Administrator will be liable for any act, or for any failure to act, as long as they have made good faith efforts to carry out the terms of Dominion Direct as described in this prospectus and on the forms that accompany each investment or activity. The SEC believes that this liability limitation does not cover violations of federal securities laws.

We indemnify our officers and directors to the fullest extent permitted under Virginia law against all liabilities incurred in connection with their service to us. The SEC believes that indemnification of officers and directors for liabilities arising under the Securities Act of 1933 is against public policy and unenforceable.

[Dominion Direct logo]

Ticker Symbol (NYSE)
D

E-mail inquiries
Shareholder_Services@dom.com

Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia 23261-6532
1-800-552-4034
1-804-775-2500

Fax number
1-804-771-6768
(Please note this is not a toll-free number)